Free Writing Prospectus	Filed Pursuant to Rule 433(d) Registration Statement No. 333-268943

TERM SHEET

Dated May 20, 2026

Issuer:	Japan International Cooperation Agency (JICA)

Security:	4.375% Guaranteed Bonds due May 28, 2031

Expected Ratings	Moody’s: A1
S&P: A+
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time

Guarantee:	Payments of principal and interest are unconditionally and irrevocably guaranteed by Japan

Ranking:	Senior unsecured

Currency / Principal Amount:	U.S.$1,000,000,000

Denomination:	U.S.$200,000 x U.S.$2,000

Pricing Date:	May 20, 2026

Settlement Date:	May 28, 2026

Maturity Date:	May 28, 2031

Coupon:	4.375% per annum (semi-annually, 30/360)

Interest Payment Dates:	May 28 and November 28 of each year, subject to the Business Day Convention commencing November 28, 2026 and ending May 28, 2031

Business Day	Any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in: (a) the relevant place of payment and (b) The City of New York, London and Tokyo.

Business Day Convention	Following Business Day Convention, unadjusted

Redemption after the Occurrence of a Tax Event:	JICA may redeem all, but not less than all, of the bonds in the event of certain changes relating to Japanese taxation at 100% of the principal amount thereof plus accrued interest thereon and any additional amounts JICA is required to pay, as described in the prospectus

Price to Public:	99.530%, plus accrued interest, if any, from May 28, 2026

Underwriting Discount:	0.125%

Proceeds, before Expenses, to JICA:	99.405%, plus accrued interest, if any, from May 28, 2026

Benchmark U.S. Treasury:	3.875% due April 30, 2031

Benchmark Yield:	4.252%

Spread:	22.92bps

Yield to Investors:	4.481%

Joint Lead Managers:	Daiwa Capital Markets Europe Limited
Barclays Bank PLC
Goldman Sachs International
HSBC Bank plc

Format:	SEC-Registered

Clearing Systems:	Euroclear and Clearstream (international global bond held at the common depositary); DTC (DTC global bond)

International Global Bond ISIN:	XS3338315032

International Global Bond Common Code:	333831503

DTC Global Bond ISIN:	US47109LAK08

DTC Global Bond Common Code:	333985403

DTC Global Bond CUSIP:	47109LAK0

Use of Proceeds:	JICA intends to use the net proceeds from the sale of the bonds to finance newly committed or ongoing Eligible Projects of Sustainability Bonds as defined under its Social/Sustainability Bond Framework.

Governing Law:	The State of New York

Listing:	Expected on Singapore Exchange Securities Trading Limited

You can access JICA’s most recent prospectus satisfying the requirements of Section 10 of the United States Securities Act of 1933, as amended, at the following website:

https://www.sec.gov/Archives/edgar/data/1679198/000110465926063441/tm2613445-1_424b5.htm

Each purchaser of the bonds offered hereby will be deemed to have represented that it is a person who falls into the category of (i) or (ii) as set forth on page S-3 of the foregoing prospectus supplement.

JICA has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents JICA has filed with the SEC for more complete information about JICA and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JICA, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Daiwa Capital Markets Europe Limited on +44 20 7597 8000, Barclays Bank PLC on +44 20 7773 9090, Goldman Sachs International on +44 (0) 20 7774 1000, HSBC Bank plc on +1-866-811-8049.

MiFID II and UK MiFIR professionals/ECPs-only – No UK PRIIPs KID: The manufacturer target markets (MiFID II and UK MiFIR product governance) as assessed by the lead managers are eligible counterparties and professional investors only (all distribution channels). No UK PRIIPs key information document (KID) will be prepared as not available to retail investors in UK. FCA/ICMA stabilization.

The bonds may not be offered, sold or otherwise made available to, and will not be offered, sold or otherwise made available to, any retail investor in the European Economic Area “EEA”. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of the Directive (EU) 2016/97 (as amended, the “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The bonds are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is either one (or both) of the following: (i) not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024. Consequently no disclosure document required by FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing the bonds or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the bonds or otherwise making them available to any retail investor in the UK may be unlawful under DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.